Via Facsimile and U.S. Mail
Mail Stop 6010

November 1, 2007

Mr. Lawrence A. Rosen
Chief Financial Officer
Fresenius Medical Care AG & Co. KGaA
Else-Kroner Strasse 1
61352 Bad Homburg, Germany

Re: **Fresenius Medical Care AG & Co. KGaA**
        Form 20-F for Fiscal Year Ended December 31, 2006
        File No. 001-32749

Dear Mr. Rosen:

        We have completed our review of your Form 20-F reports and related filings and have no further comments at this time.

        You may contact Gus Rodriguez, Staff Accountant at (202) 551-3752, or Mary Mast, Staff Accountant, Senior Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant